

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

February 19, 2016

Michele L. Santana
Chief Financial Officer
Signet Jewelers Limited
Clarendon House, 2 Church Street
Hamilton HM11
Bermuda

> **Re: Signet Jewelers Limited**
> **Form 10-K for the Fiscal Year Ended January 31, 2015**
> **Filed March 26, 2015**
> **File No. 1-32349**

Dear Ms. Santana:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ William H. Thompson

                                                William H. Thompson
                                                Accounting Branch Chief
                                                Office of Consumer Products

cc: Mark Jenkins, Chief Governance Officer & Corporate Secretary